Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

 (a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0386)

OVERSEAS REGULATORY ANNOUNCEMENT

THE INDICATIVE ANNOUNCEMENT ON

THE REDEMPTION OF SINOPEC CONVERTIBLE BONDS

The Board of Directors of the Company and its directors warrant that there are no material omissions, misrepresentations or misleading statements contained in this announcement and severally and jointly accept full responsibility for the authenticity, accuracy and completeness of the information contained in this announcement.

According to the approval given under License No.214 [2011] of the China Securities Regulatory Commission (the “CSRC”), China Petroleum & Chemical Corporation (the “Company”) made a public issuance of RMB23 billion A share convertible bonds of the Company (the “Sinopec Convertible Bond”) on 23 February 2011. Pursuant to the approval No.13 [2011] of the Shanghai Stock Exchange (the “SSE”), Sinopec Convertible Bonds are listed and traded on the SSE on 7 March 2011 (Bond Code: 110015). The term of the Sinopec Convertible Bonds is six years from the date of issuance. The conversion period began on 24 August 2011.

According to the prospectus in relation to the public offering of A share convertible bonds of the Company published on the SSE’s website (www.sse.com.cn) on 18 February 2011, the terms of conditional redemption are as follows:

“During the conversion period of the Sinopec Convertible Bonds, if the closing price of the A Shares of the Company is not lower than 130% (including 130%) of the conversion price for at least 15 trading days out of any 30 consecutive trading days, the Company has the right to redeem all or part of the Sinopec Convertible Bonds based on the nominal value plus the accrued interest for the current interest-bearing period.

Formula for calculating current accrued interest: IA=BXiXt/365

IA:	Accrued interest for the current period;

B:	Aggregate nominal value of the Sinopec Convertible Bonds held by the holders of Sinopec Convertible Bonds;

i:	Coupon interest rate of the Sinopec Convertible Bonds; and

t:	Number of days of interest accrued, i.e. actual calendar days from the last interest payment date to the redemption date (including the last interest payment date but excluding the redemption date).

In the event that any adjustment of share conversion price has been implemented in the aforementioned trading days (the “Adjustment”), the conversion price will be calculated based on the date prior to and after the adjustment, in accordance with the adjusted conversion price and closing price.

In addition, when the outstanding balance of Sinopec Convertible Bonds is below RMB30 million, the board of the Company (the “Board”) can decide whether to redeem all the outstanding amount of Sinopec Convertible Bonds based on the nominal value plus the accrued interest.

Upon the satisfaction of the conditions of the redemption of Sinopec Convertible Bonds, if the Company decides to exercise the right of redemption, the Company will publish an announcement in relation to the redemption on the newspapers and websites designated by the CSRC. The redemption procedures will be implemented pursuant to the then effective Rules Governing the Listing of Stock on SSE.”

As the closing price of the A shares of the Company had been equal to or higher than 130% of the current conversion price (being RMB4.89 per share) of Sinopec Convertible Bonds, i.e. RMB6.36 per share, for 15 trading days out of the 30 consecutive trading days from 12 December 2014 to 26 January 2015, the terms of conditional redemption have been triggered for the first time.

On the 22nd meeting of the fifth session of the board of the Company, the Board has approved to exercise the right of redemption of Sinopec Convertible Bonds and to redeem all the outstanding amount of Sinopec Convertible Bonds registered on the redemption record date. The Board also authorized the Chairman of the Board and/or a director authorized by the Chairman of the Board to handle the matters in relation to the redemption of Sinopec Convertible Bonds.

The Company will publish an announcement in relation to the Redemption of Sinopec Convertible Bonds as soon as possible, to disclose the matters, among others, relating to the procedure, price, payment method and payment date of the redemption.

By Order of the Board
China Petroleum & Chemical Corporation Huang Wensheng
Vice President and Secretary to the Board

Beijing, the PRC,

26 January 2015

As of the date of this notice, directors of the Company are: Fu Chengyu*, Wang Tianpu*, Zhang Yaocang*, Li Chunguang#, Zhang Jianhua#, Wang Zhigang#, Cao Yaofeng*, Dai Houliang#, Liu Yun*, Chen Xiaojin+, Ma Weihua+, Jiang Xiaoming+, Andrew Y. Yan+, Bao Guoming+.

# Executive Director

* Non-executive Director

+ Independent Non-executive Director

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